Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos 333-218211, 333-204452, and 333-182360 on Form S-8, and Registration Statement No. 333-216983 on Form S-3 of our report dated March 11, 2020, relating to the consolidated financial statements of Eagle Bancorp Montana, Inc. (the “Company”) as of December 31, 2019 and for the year then ended, and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 (which report expresses an unqualified opinion on the consolidated financial statements and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2019.

/s/ Moss Adams LLP

Everett, Washington

March 11, 2020